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                             June 2, 2023

       Luke Brandenberg
       President and Chief Executive Officer
       Granite Ridge Resources, Inc.
       5217 McKinney Avenue, Suite 400
       Dallas, TX 75205

                                                        Re: Granite Ridge
Resources, Inc.
                                                            Schedule TO-I
                                                            Filed May 19, 2023
                                                            File No. 005-93807

       Dear Luke Brandenberg:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed May 19, 2023

       General

   1.                                                   We note that the
Company entered into a Tender and Support Agreement with
                                                        approximately 26
security holders with respect to the tender of approximately 51.3% of the shares. Please
provide us your detailed legal analysis explaining why you do not believe that the
negotiation and execution of the tender and support agreement constituted a tender offer subject
to Rule 13e-4, Section 14(e) and Regulation 14E.
   2. We note that the warrants are registered under Section 12 of the Securities Exchange Act of 1934. Please provide
us your detailed legal analysis as to why the solicitation and receipt of consents in
connection with the Tender and Support Agreements is not subject to Regulation 14A.
   3. Please provide us your detailed legal analysis supporting your apparent conclusion that
                                                        Rule 13E-3 does not
apply to this tender offer, or file a Schedule 13E-3.
 Luke Brandenberg
FirstName  LastNameLuke   Brandenberg
Granite Ridge Resources, Inc.
Comapany
June 2, 2023NameGranite Ridge Resources, Inc.
June 2,
Page 2 2023 Page 2
FirstName LastName
Cautionary Notes Regarding Forward Looking Statements, page vi

4. We note the disclaimer that you do not undertake any obligation to update any forward looking statements. This disclaimer is inconsistent with the requirements of
         General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed.
         Please revise the offer to purchase to delete this statement. Conditions to the Offer and Consent Solicitation, page 37

5. We note the following disclosure on page 37: "The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date." The representation that the
issuer   s failure    at any
         time    to exercise any of the rights conferred by the conditions
shall not be deemed a
         waiver of any right    suggests the issuer may become aware that an
offer condition has
         been triggered or otherwise has become incapable of being satisfied and yet the tender offer may proceed without making a disclosure. To the extent the issuer becomes aware of any offer condition becoming operative in a way that would enable it to terminate the offer or otherwise cancel its obligation to accept tenders, and the issuer elects to proceed with the offer anyway, we view that decision as being tantamount to a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 13e-4(c)(3). Please revise to qualify the existing disclosure by affirming the Company's understanding of its obligation to disclose material changes.
6. We note the following statement: "The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties." Please revise this statement to include a qualifier indicating that shareholders are not foreclosed from challenging the Company's determination in a court of competent jurisdiction.
Market Information, Dividends, and Related Stockholder Matters, page 103

7. Please disclose the high and low sales prices for the Granite Ridge warrants and common stock on the NYSE for each quarter during the past two years. See Item 2 of Schedule TO and Item 1002 of Reg. M-A.
8. Please disclose the parties to the Tender and Support Agreement as well as the material terms of the Agreement. See Item 5 of Schedule TO and Item 1005(e) of Regulation M-
         A.
Exhibit 10.14, page 2

9. We note Section 1.02 of the Tender and Support Agreement states that the Warrant
         Holders "shall not withdraw or cause to be withdraw any such consent." Please advise how this term is consistent with Section 29(a) of the Exchange Act. Luke Brandenberg
Granite Ridge Resources, Inc.
June 2, 2023
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Michael Killoy at (202) 551-7576 or Dan Duchovny at
(202) 551-3619.



                                                            Sincerely,
FirstName LastNameLuke Brandenberg
                                                            Division of
Corporation Finance
Comapany NameGranite Ridge Resources, Inc.
                                                            Office of Mergers &
Acquisitions
June 2, 2023 Page 3
cc:       Amy R. Curtis, Esq.
FirstName LastName